Avatar Ventures Corp.

Postal Code 130021, Box 2225

Ming De Road Post Office

Chao Yang District, Chang Chun, Ji Lin, China

December 2, 2007

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Avatar Ventures Corp.

Registration Statement on Form SB-2

Filed October 31, 2007

File No. 333-147031

To whom it may concern:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Avatar Ventures Corp. via facsimile at 011-86-20 8333 2588.

Prospectus Cover Page and Plan of Distribution

1. Please find the Company's filing revised to indicate that the price of the shares offered by the company under the registration statement is fixed.

2. Please find the filing revised to indicate that the Company only has one officer and director.

3. Please find the filing revised to indicate that the Company and selling shareholder will both be conducting the offering at a fixed price of $0.01 per share.

Summary of Our Offering

4. Please find the filing revised to indicate there are 2,000,000 shares outstanding prior to the offering.

Risk Factors

5. Please find the filing revised to include a new risk factor address the risk to investors as suggested in Comment #5.

Plan of Distribution

6. Please find the disclosure to remove any reference that counsel has advised Mr. Fang will not be deemed a broker or dealer in connection with the sale of our securities.

7. Based on Rule3a4-1 of the Exchange Act, Mr. Fang should not be deemed a broker or dealer in connection with the sale our securities for the following reasons:

    a) Mr. Fang is not subject to a statutory disqualification

    b) Mr. Fang is not and will not be compensated, either directly or indirectly,  with his participation in the offering

    c) Mr. Fang is not an associated  of a broker or dealer

Opinion of Robertson & Williams

8. As of the date of this letter, the Company has restored its good standing status with the State of Nevada and is no longer in default status.

9. Please find an updated copy of the legal opinion filed with the amended filing.

10. Please find the legal opinion revised to clarify it may be relied upon by offerees and investors in the offering, as well as the Company and its current shareholders.

Sincerely,

Juanming Fang

President